AMENDMENT NO. 1
AGREEMENT OF PURCHASE AND SALE OF REAL PROPERTY AND ESCROW INSTRUCTIONS

1.   **AMENDMENT.** This is amendment number 1 ("Amendment") to that certain Agreement of Purchase And Sale of Real Property and Escrow Instructions dated December 14, 2017 by and between Richardson Business Center, Ltd., a Texas limited partnership (**"Seller"**) and Hartman vREIT XXI Operating Partnership L.P. a Texas Limited Partnership, or its assignee (**"Buyer"**) and which is, by this reference incorporated as if set forth in full (the "Agreement"). This Amendment shall be effective as of January 12, 2018.

2.   **PURCHASE PRICE ADJUSTMENT.** The Purchase Price described in Section 1(q) of the Agreement is hereby adjusted and reduced from Five Million Seventy-Five Thousand Dollars ($5,075,000) to Five Million Forty Thousand Dollars ($5,040,000) ("Adjusted Purchase Price").

3.   **CONDITION OF THE PROPERTY.** As consideration for the Adjusted Purchase Price, Buyer accepts the Property in its "as is/where as" condition" including but not limited to, any reports or investigations conducted by Buyer, any purported deficiencies, anything related in any way to access or easement, and that certain lawsuit in the District Court of Dallas County, Texas, 14th Judicial District, encaptioned, Richardson Bus. Center, Ltd. v. Hazzani, LLC D/B/A/ Polytronix, Inc., Cause No. DC-17-05236 ("Lawsuit"), or any other aspect of the Property. For clarity purposes, Buyer hereby reaffirms all of the terms and conditions of Section 16 of the Agreement.

4.   **PROSECUTION OF LAWSUIT.** Seller represents and warrants that it will continue to fully and diligently prosecute the Lawsuit to judgment (but no obligation to appeal or any post-judgment matters) to a reasonably satisfactory resolution as determined in consultation with Buyer.

5.   **GENERAL.** This Amendment may be executed in several counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument. Electronic signatures and pdf version of this Amendment shall be deemed originals for all purposes. All other terms of the Agreement shall remain the same except that in the event of any conflict between this Amendment and the Agreement, this Amendment shall control.

Intentionally Left Blank

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date and year hereinabove written.

SELLER:

Richardson Business Center, Ltd.,
a Texas limited partnership

By: STOM, Inc. a Nevada corporation

    Its co-general partner

By: _____
       Bradley Mindlin, President

BUYER:

Hartman vREIT XXI Operating Partnership L.P.
  By: Hartman vREIT XXI, Inc. its General Partner

By: _____
    Allen R. Hartman, President

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date and year hereinabove written.

SELLER:

Richardson Business Center, Ltd.,
a Texas limited partnership

By: STOM, Inc. a Nevada corporation

     Its co-general partner



By: _____
     Bradley Mindlin, President

BUYER:

Hartman vREIT XXI Operating Partnership L.P.
  By: Hartman vREIT XXI, Inc. its General Partner

By: _____
     Allen R. Hartman, President